EXHIBIT 99(c)

                         PRESS RELEASE



FOR IMMEDIATE RELEASE
MONDAY
MARCH 20, 1995
CONTACT PERSON:                    STACY DUCKETT, DIRECTOR
                                   CORPORATE COMMUNICATIONS
                                   (501) 688-8229

      TCBY REPORTS OPERATING RESULTS FOR THE FIRST QUARTER

LITTLE ROCK, AR - March 20, 1995 - TCBY Enterprises, Inc., (NYSE:TBY) announced sales and franchising revenues for the first quarter ended February 28, 1995, increased 15% to $27,952,759 compared to $24,258,583 in the first quarter of 1994. The increase in sales and franchising revenues is attributed to increased sales to the retail grocery trade.

Operations resulted in a net loss of $2,819,454 or $.11 per share in the first quarter of fiscal 1995, as compared to a loss of $621,367, or $.02 per share in the first quarter of 1994. The decline i n earnings in the first quarter of fiscal 1995 compared to the first quarter of fiscal 1994 results primarily from increased selling, general, and administrative expenses, which includes marketing and promotional expenses associated with the increased sales made to the retail grocery trade. A significant portion of these increased expenses related to increased marketing costs attributable to the Company's refrigerated yogurt line. These marketing and promotional expenditures resulted in improved sales, market share, and product distribution for the Company's entire retail grocery product line.

The Company recently announced an agreement to sell its refrigerated yogurt line of business to Mid-America Dairymen Inc., the manufacturer of the "TCBY" refrigerated yogurt product line, and the nation's largest dairy marketing cooperative with annual sales of over $2.5 billion. Mid-America Dairymen will continue to expand the marketing and distribution of "TCBY" Traditional Style Yogurt products. This sale is expected to close in the second quarter of 1995, with a pre-tax gain of approximately $2.3 million, or $.06 per share net of taxes, estimated to result from this transaction.
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         TCBY 1995 FIRST QUARTER RESULTS       30




Frank D. Hickingbotham, Chairman of the Board and CEO, stated, "During the first quarter of 1995, the Company made significant investments in order to increase sales and gain additional market share in the retail grocery trade. With the sale of the refrigerated yogurt product line, the Company's retail grocery division will now concentrate on the further development of the "TCBY" hardpack frozen yogurt product line which is manufactured at our recently expanded plant in Dallas, Texas."

As of February 28, 1995, there were 2,808 "TCBY" locations open, compared to 2,498 at the end of the first quarter of 1994. This includes 1,239 franchised stores, 88 Company-owned stores, 151 international stores, and 1,330 non-traditional locations, and represents a net increase of 310 locations, including four new franchise locations in the Denver airport. Same store sales for Company-owned and franchised stores increased 6.4 percent in the first quarter of fiscal 1995 from the first quarter of 1994. Same store sales comparisons do not include sales from non-traditional locations.

The Company recently rolled out its new store concept, "TCBY" Treats. To date, there are over 350 stores that have converted to or are under development for this new concept. "TCBY" Treats features soft serve frozen yogurt, hand-dipped frozen yogurt, hand-dipped premium ice cream and shaved ice, as well as a new decor package.

"We are pleased with the results of our "TCBY" locations this quarter. Consumer response to the "TCBY" Treats concept has been positive. The strategic changes in our retail division will a dd to this momentum as we continue to move forward and pursue opportunities for sale and distribution of all "TCBY" frozen yogurt products," said Hickingbotham.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, novelty products and custom foodservice vehicles, and markets refrigerated yogurt and foodservice equipment. The Company is the largest franchisor, licensor and operator of frozen yogurt stores in the world.

         TCBY 1995 FIRST QUARTER RESULTS       31




                     TCBY Enterprises, Inc.
                  Selected Financial Highlights
            (In Thousands, Except Per Share Amounts)
                           (Unaudited)

                                        Three Months Ended
                                            February 28
                                          1995       1994
Operating Results
Sales & Franchising Revenues            $ 27,953   $ 24,259
Net Loss                                $ (2,819)  $ (  621)
Net Loss Per Share                      $   (.11)  $   (.02)
Average Shares Outstanding                25,596     25,489
Dividends Paid Per Share                $    .05   $    .05


                                      February 28   November 30
                                          1995          1994
Financial Position
Current Assets                         $ 54,516      $ 58,968
Current Liabilities                    $ 12,853      $ 12,458
Property, Plant & Equipment, Net       $ 58,795      $ 56,844
Total Assets                           $137,878      $142,280
Long-term Debt                         $ 15,210      $ 15,910
Stockholders' Equity                   $104,177      $108,274

                              -30-